                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*



                            GRC International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.10
________________________________________________________________________________
                         (Title of Class of Securities)


                                   36192210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York 10038
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 2, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       AMENDMENT NO. 13 TO SCHEDULE 13D

          This amended Schedule 13D relates to the Common Stock, par value $.10 per share (the "Shares") of GRC International, Inc. (formerly known as Flow General Inc.), a Delaware corporation (the "Company"). Item 4 of a statement on
Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) collectively, the "Reporting Persons") is amended as follows:

                               Page 2 of 4 Pages

Item 4.  Purpose of Transaction.
         ----------------------

          No change except for the addition of the following:

          At the annual meeting of the Company's stockholders on November 5, 1998 (the "Annual Meeting"), shareholder proposals (the "Shareholder Proposals"), which were included in the Company's proxy statement dated October 5, 1998, were presented. The Shareholder Proposals included (1) a recommendation to the Company's Board of Directors (the "Board") that the Board take steps to declassify the Board and (2) a recommendation that the Board terminate the Company's Shareholder Rights Plan ("poison pill"). According to the Company's Form 10-Q for the period ended September 30, 1998, approximately 65% and 66% of the shares represented at the Annual Meeting that were authorized to vote on such Shareholder Proposals at such meeting were voted, respectively, in favor of the Shareholder Proposals.

          The Reporting Persons believe that the actions contemplated by the Shareholder Proposals are in the best interests of the Company and its stockholders. As a result, and consistent with the prior disclosure in the Proxy Statement, the Reporting Persons voted their Shares in favor of the Shareholder Proposals. Based on, among other things, statements made at the Annual Meeting, the Reporting Persons believe that, at an early Board meeting in calendar year 1999, the Board would consider implementation of these approved Shareholder Proposals. Based on both the merits of the Shareholder Proposals and the outcome of the shareholder vote, the Reporting Persons encourage the Board to take the actions necessary for implementation of the Shareholder Proposals.

          In the ordinary course of their business, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Shares, the Reporting Persons may explore from time to time a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company in the open market or in privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and (i) any action similar to any of those enumerated above.

          In connection with requests by certain partners of Cilluffo Associates to withdraw all or a portion of such partners' capital investment in Cilluffo Associates, in accordance with the terms of its partnership agreement, Cilluffo Associates designated the shares of the Company as a security subject to withholding by Cilluffo Associates. As a result of such designation, under the terms of the partnership agreement, Cilluffo Associates is generally not required to distribute the underlying Shares or any cash or other capital with respect thereto prior to December 31, 2000. However, such distribution could occur earlier in the event that the business of Cilluffo Associates is earlier terminated, the ownership of the Shares is no longer reportable on this Schedule 13D, or the Managing Partners otherwise determine.

          In connection with a Board restructuring plan described in the Proxy Statement, the Board expressed its belief that seven is a more appropriate number of directors for the Company than the previous size of the Board, which was 12. Since November 5, 1998, General Meyer is no longer a director of the Company.

          The Reporting Persons are currently actively considering the nomination of potential director candidates to be considered at the 1999 Annual Meeting of the stockholders, who would, among other things, be expected to be supportive of implementation of the Shareholder Proposals. In addition, the Reporting Persons are also actively considering the retention of a financial advisor in advance of such meeting to assist them in their ongoing review of their investment in the Shares and related alternatives. However, no final decision has been made with respect to either of these matters, and the Reporting Persons currently have no plans or proposals with regard thereto.

          Except as previously reported in this Schedule 13D, the Reporting Persons currently have no plans or proposals regarding any of the foregoing matters, and there is no assurance that the Reporting Persons will develop additional plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the availability of Shares for purchase and the demand for Shares by potential purchasers, ongoing evaluation of the Company's business, management, financial condition, operations and prospects, the actions of management and the Board, including with respect to the Shareholder Proposals, the relative attractiveness of alternative investment and business opportunities and general economic, financial market and industry conditions.

          The Reporting Persons may continue to communicate with Company representatives and other shareholders regarding the Company and matters that may affect the Reporting Persons' investment in the Company.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above.

          Mr. Cilluffo, as a director of the Company, has communicated and intends to continue to communicate with management and other directors regarding the Company and matters that may affect the Reporting Persons' investment in the Company. As a director of the Company, Mr. Cilluffo has the ability to participate in and potentially influence the formulation, determination and direction of certain business decisions and policies of the Company, including matters of the type referred to above.

                               Page 3 of 4 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 2, 1999

                                   CILLUFFO ASSOCIATES, L.P.


                                   By:  /s/ Frank J. A. Cilluffo
                                        -------------------------------------
                                   Title: Managing General Partner


                                        /s/ Frank J. A. Cilluffo
                                        -------------------------------------
                                        Frank J. A. Cilluffo


                                        /s/ Edward C. Meyer
                                        -------------------------------------
                                        General Edward C. Meyer (Ret.)


                              Page 4 of 4 Pages